Klaus Subjetzki died unexpectedly on April 4, 2001	page 1/ 1
Berlin, Germany, April 5, 2001: Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced that the Chairman of the Supervisory Board of Schering AG Mr. Klaus Subjetzki died unexpectedly on the 4th of April 2001 at the age of 70.

"Mr. Subjetzki was closely connected with the company for 23 years and gave our company good advice and direction" said Dr. Giuseppe Vita, Chairman of the Board of Executive Directors of Schering AG. "In Mr. Subjetzki, we lose an outstanding personality who we will miss and remember with gratitude".

The support of Mr. Subjetzki was particularly important during the nineties, when Schering AG reoriented its activities. During his period of office as Chairman of the Supervisory Board, Schering was able to develop from a diversified chemical-pharmaceutical group into a global pharma company.

In 1978, as Managing Partner of the Berliner Handels-Gesellschaft und Frankfurter Bank, Mr. Subjetzki was elected a member of the Supervisory
Board of Schering AG. In 1984, he then became the Chairman of the Supervisory Board of Schering AG.
Berlin, Germany, April 5, 2001
Schering AG
Corporate Communication

For further information please contact:

Dr. Friedrich von Heyl
Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt
Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de